[LETTERHEAD OF SECURITY FEDERAL CORPORATION]

August 27, 2009

VIA EDGAR AND FACSIMILE
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn:	Ms. Lindsay Bryan, Staff Accountant
Mr. Amit Pande, Accounting Branch Chief

Re:	Security Federal Corporation Form 10-K for the Fiscal Year Ended March 31, 2009
File No. 000-16120

Dear Ms. Bryan and Mr. Pande:

On behalf of Security Federal Corporation (the “Company”), this letter responds to the comments included in the August 13, 2009 letter (the “Comment Letter”), from the staff of the Securities and Exchange Commission (the “Staff”) regarding the Company’s Annual Report on Form 10-K for the Fiscal Year Ended March 31, 2009.  The numbered paragraphs below set forth the Staff’s comments together with the Company’s responses and correspond to the numbered paragraphs in the Comment Letter. For ease of your review, we have provided responses to each of the comments and subcomments separately. We plan to include this additional disclosure in all of the Company’s future filings.

Management’s Certification, Exhibits 31

1)
 We note that paragraphs 4 and 4(b) of the certification required by Exchange Act Rule 13a-14(a) omit the reference to internal control over financial reporting.  Please file an abbreviated amendment to the annual report on Form 10-K that consists of the cover page, explanatory note, signature page and paragraphs 1, 2, 4, and 5 of the corrected certification.

Response:
We have revised the certification to include paragraphs 4 and 4(b) as required by Exchange Act Rule 13a-14(a) and filed an Form 10-K/A to amend the Annual Report on Form 10-K for the year ended March 31, 2009.  The Company’s  Quarterly Report on Form 10-Q for the quarter ended June 30, 2009 included the required paragraphs 4 and 4(b) of the certification required by Exchange Act Rule 13a-14(a).

Securities and Exchange Commission
August 27, 2009

Note 18 – Preferred Stock Issuance, page 54

2)	Please tell us and revise your future filings to more clearly discuss the following regarding your issuance of preferred stock and warrants to the U.S. Treasury.

a)	The accounting for the issuance of the preferred stock and warrants;

Response:
In accordance with Generally Accepted Accounting Principles, the value of the preferred stock was discounted upon issuance by the amount allocated to the warrants to reflect that the warrants were granted in exchange for the below market rate on the preferred stock. The allocation of the proceeds between the preferred stock and warrants was determined based on the relative individual fair value of the warrants as compared to the relative individual fair value of the preferred stock.

The resulting discount on the preferred shares will be accreted through retained earnings over the five year estimated life using the effective interest method, with a corresponding increase to the carrying value of the preferred stock. For the year ended March 31, 2009, the accretion of the preferred stock discount totaled $20,000 and was treated as a deemed, non-cash dividend to preferred stockholders in the computation of earnings per share.

The warrants issued are considered additional paid in capital. The shares issuable upon exercise of the warrants are common stock equivalents and therefore increase the number of shares in the computation of diluted earnings per share in periods where the effect is dilutive.

b)	Clearly identify the assumptions used to calculate the fair value of the preferred stock;

Response:
The proceeds from the issuance of the preferred stock and the warrants were allocated based on the relative fair value of the warrants as compared to the fair value of the preferred shares. The fair value of the warrants was determined using a Black-Scholes model. Assumptions were: stock price volatility of 21.70%, a dividend yield of 3.35%, and an expected life of eight years. The fair value of the preferred shares was determined based on a discounted cash flow model using an estimated life of five years and a discount rate of 12%.

c)	Clearly identify how you determined the relative fair values of the preferred stock and the warrants;

Response:
Based on the resulting fair values, the preferred stock represented 97.8% of the total fair value and the warrants represented 2.2% of the total fair value. As a result, $17.6 million was allocated to preferred stock and $400,000 was allocated to the warrants.

d)	Clearly identify how those factors were considered in the calculation of the accretion amount reported; and

Securities and Exchange Commission August 27, 2009 Page 3
        Response:
The resulting discount on the preferred shares will be accreted through retained earnings over the five year estimated life using the effective interest method, with a corresponding increase to the carrying value of the preferred stock. For the year ended March 31, 2009, accretion of the preferred stock discount totaled $20,000 and was treated as a deemed, non-cash dividend to preferred stockholders in the computation of earnings per share.

e)	Quantify the discount rate used to value the preferred stock.

Response:
A discount rate of 12% was used to value the preferred stock.

3)
We note your disclosure on page 58 that you obtain fair value measurements using a pricing model with inputs that are observable in the market for your level 2 assets and liabilities.  Please tell us and revise future filings to include the following for each major category of assets and liabilities presented in your fair value disclosures.

a)	An expanded description of your valuation technique by each major category;

Response:
The following is a description of the valuation methods and assumptions used in determining the fair value for each major category presented:

Investment Securities— at March 31, 2009, the Company’s investment portfolio was comprised of government and agency bonds, mortgage-backed securities issued by government agencies or government sponsored enterprises, one municipal bond, and one equity investment. The portfolio does not contain any private label mortgage backed securities. The fair values are based on prices obtained from third party pricing services which rely on a variety of factors including reported trades, broker/dealer quotes, benchmark yields, economic and industry events and other relevant market information. These are considered level 2 inputs under the guidance provided by SFAS 157. The Company evaluates the prices obtained from these third party pricing services for reasonableness.

Mortgage Loans held for sale – The Company originates fixed rate residential loans on a servicing released basis in the secondary market. Loans closed but not yet settled with Freddie Mac or other investors, are carried in the Company’s loans held for sale portfolio.  These loans are fixed rate residential loans that have been originated in the Company’s name and have closed.  Virtually all of these loans have commitments to be purchased by investors and the majority of these loans were locked in by price with the investors on the same day or shortly thereafter that the loan was locked in with the Company’s customers.  Therefore, these loans present very little market risk for the Company.  The Company, usually delivers to, and receives funding from, the investor within 30 days.  Commitments to sell these loans to the investor are considered derivative contracts and are sold to investors on a “best efforts" basis. The Company is not obligated to deliver a loan or pay a penalty if a loan is not delivered to the investor. Due to the short-term nature of these derivative contracts, the fair value

Securities and Exchange Commission
August 27, 2009

of the mortgage loans held for sale in most cases is the same as the value of the loan amount at its origination.

Mandatorily Redeemable Financial Instrument—fair value is determined, in accordance with the underlying agreement at the instrument’s redemption value, as the number of shares issuable pursuant to the agreement at a price per share determined as the greater of a) $26 per share or b) 1.5 times the book value per share of the Company.

b)
 To the extent material, a discussion of the extent to which, and how, you used or considered relevant market indices in applying the techniques or models you used to value material assets or liabilities.  If you make any material adjustments to the fair value of your assets or liabilities based on market indices, please describe those adjustments and your reasons for making those adjustments;

Response:
The Company’s third party pricing primarily relies on reported trades of the securities or similar securities, broker/dealer quotes, benchmark yields, economic and industry events and other relevant market information. We do not use market indices as a means of determining estimated fair values of our securities. The majority of our investment securities have some market activity either in the investment security we own  or in a similar security. This reduces the need to use market indices or make adjustments to market values.

c)
For the assets whose value is determined using a pricing model, discuss how you validate the techniques or models you use.  For example, discuss whether and how often you calibrate the techniques or models to market, back-test, or otherwise validate it;

Response:
The majority of our investments are issued by government agencies and government sponsored agencies and have some, even if limited, trading activity in their debt obligations. Pricing is not based on modeling and is based on fair values of similar securities that have traded recently.

d)	In the event you use brokers or pricing services to assist you in your fair value measurements, please tell us and consider the following in future filings:

i.	The extent to which, and how, the information is obtained and used in developing the fair value measurements in the consolidated financial statements.

Response:
The fair value of investment securities is obtained from our portfolio accounting service provider, FTN Financial. The market values are provided to us monthly by security and include the pricing source used to value each individual instrument.  We use these values to record the market value of the portfolio monthly and to provide the required fair value disclosures in accordance with SFAS 157.

Securities and Exchange Commission
August 27, 2009

ii.	The number of quotes or prices you generally obtain per instrument and if you obtain multiple quotes or prices, how you determine the ultimate value you use in your financial statements.

Response:
We typically receive one price quote for each security from FTN Financial. However, FTN Financial uses several third party pricing services including Interactive Data Corporation and Standard & Poor’s to evaluate and determine the proper fair value for each security where there is limited or no trading activity in the investment security. We have reviewed the procedures used by the third party pricing services and determined that they consider a variety of factors when preparing their estimates.

iii.	Whether, and if so, how and why, you adjust quotes or prices you obtain from third party;

Response:
We review the market value quotes and related yields for reasonableness.  We would only adjust fair values provided by the third party if we concluded their valuation was incorrect.  Prior to any adjustment, we would discuss this directly with FTN Financial to confirm that they concurred with our analysis and conclusion.  To date, we have not adjusted the fair values provided by our third party.

iv.
The procedures you perform to validate the prices you obtain to ensure the fair value determination is consistent with SFAS 157 and to ensure that you properly classify your assets and liabilities in the fair value hierarchy.

Response:
We review the SAS 70 report for FTN Financial annually to ensure there are effective controls over providing reliable prices. We noted no exceptions in the most recent report issued. We also review the procedures used by the third party pricing services including the inputs they consider and the valuation techniques they use. The third party also provides information to us to indicate the level of pricing information utilized in determining fair values.

4)	We note your disclosure on page 59 that the value of impaired loans is based on the fair values of the underlying real estate collateral and that the collateral fair value is determined utilizing an appraisal. Please tell us and disclose in future filings, as applicable, the following:

a)	The timing and frequency of your appraisal and valuation process for non-performing real estate loans including procedures completed before an appraisal is ordered.

Securities and Exchange Commission August 27, 2009 Page 6

Response:
Loans that are considered impaired are recorded at fair value on a non-recurring basis. Once the loan is deemed impaired, it is evaluated using Statement of Financial Accounting Standard No. 114 “Accounting by Creditors for Impairment of a Loan” (“SFAS 114”). In accordance with this standard, the fair value is estimated using one of the following methods: fair value of the collateral less estimated costs to sale, discounted cash flows, or market value of the loan based on similar debt. The fair value of the collateral less estimated costs to sell is the most frequently used method. Typically we review the most recent appraisal and if it is over 24 months old, we request a new third party appraisal. For properties with recent appraisals, we typically will perform an internal analysis using the previous appraisal value and updating it for recent information including recent sales of similar properties in the area. For the majority of non-performing real estate loans, the estimated impairment is based on the underlying collateral value based on independent appraisal. We review these valuations at a minimum on a quarterly basis.

b)
Provide us an example including a timeline of how and when an appraisal would be ordered for commercial real estate nonperforming loans, the amount of time this normally takes and at what point you would typically recognize any charge-off(s) resulting from insufficient collateral.

Response:
Depending on the particular circumstances surrounding the loan including the location of the collateral, the date of the most recent appraisal, and the value of the collateral relative to the recorded investment in the loan, we may order an independent appraisal immediately or, in some instances, we may elect to perform an internal analysis. Specifically as an example, in situations where the collateral on a nonperforming commercial real estate loan is out of our primary market area, we would typically order an independent appraisal immediately, at the earlier of the date the loan becomes nonperforming or immediately following the determination that the loan is impaired. However as a second example, on a nonperforming commercial real estate loan where we are familiar with the property and surrounding areas and where the original appraisal value far exceeds the recorded investment in the loan, we may perform an internal analysis, whereby we would review the previous appraisal value and adjust it for recent conditions including recent sales of similar properties in the area and any other relevant economic trends.

Our method of evaluating nonperforming assets has not been an issue in the past as we have typically maintained relatively low balances in these types of assets. However, as our nonperforming loans have increased we are currently revisiting these procedures to determine if we need to adjust our methods.

As permitted under SFAS 114, we set aside a specific reserve for any amount in which the recorded investment in the loan exceeds the fair value. Subsequently, the amount is charged off when we take the property into other real estate owned.

Securities and Exchange Commission
August 27, 2009

The Company hopes that the foregoing has been responsive to the Staff’s comments.  In addition, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its SEC filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to such filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any questions in connection with our responses to the Staff’s comments, please contact me at (803) 641-3000.

Sincerely,

/s/Roy Lindburg
Roy Lindburg
Executive Vice President and Chief Financial Officer